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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Dewan                            Harvey
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    7900 Glades Road
    Suite 500
--------------------------------------------------------------------------------
                                    (Street)
    Boca Raton                        FL                33434

--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)



________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Artesyn Technologies, Inc. (ATSN)

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     December 31, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

          V.P. Operations
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                    3.           Disposed of (D)                 Beneficially   Form:     7.
                                   2A.              Transaction  (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
1.             2.                  Deemed           Code         ------------------------------- of Issuer's    (D) or    Indirect
Title of       Transaction         Execution        (Instr. 8)                   (A)             Fiscal Year    Indirect  Beneficial
Security       Date                Date, if any     ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)     (mm/dd/yy)          (mm/dd/yy)        Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  02/28/02                               N               586         A      $8.7000  15,054         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

                                                                          (Over)

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
               2.                                                                                          Deriv-    of
               Conver-                            5.                             7.                        ative     Deriv-   11.
               sion                               Number of                      Title and Amount          Secur-    ative    Nature
               or                3A               Derivative    6.               of Underlying     8.      ities     Secur-   of
               Exer-             Deem-   4.       Securities    Date             Securities        Price   Bene-     ity:     In-
               cise     3.       ed Exe- Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4)  of      ficially  Direct   direct
               Price    Trans-   cution  action   or Disposed   Expiration Date  ----------------  Deriv-  Owned     (D) or   Bene-
1.             of       action   Date,   Code     of(D)         (Month/Day/Year)         Amount    ative   at End    In-      ficial
Title of       Deriv-   Date     if any  Instr.   (Instr. 3,    ----------------         or        Secur-  of        direct   Owner-
Derivative     ative    (Month/  (Month/ 8)       4 and 5)      Date     Expira-         Number    ity     Year      (I)      ship
Security       Secur-   Day/     Day/    ------   ------------  Exer-    tion            of        (Instr. (Instr.   (Instr.  (Instr
(Instr. 3)     ity      Year)    Year)   Code V   (A)   (D)     cisable  Date    Title   Shares    5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified   $2.6500 08/08/02          A      40,000         *        08/08/07 Common  40,000           40,000    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified   $5.3700                                                  10/16/06 Common  20,000           20,000    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified   $9.1875                                                  04/04/06 Common  20,000           20,000    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $16.0000                                                  07/22/03 Common  30,000           30,000    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $16.9375                                                  04/15/04 Common  12,500           12,500    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $18.0000                                         05/08/98 05/08/07 Common   7,500            7,500    D
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $23.5625                                                  05/12/05 Common  20,000           20,000
Stock Option                                                                      Stock
(right to buy)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified  $24.8750                                                  07/22/04 Common  20,000           20,000    D
Stock Option                                                                      Stock
(right to buy)
====================================================================================================================================

Explanation of Responses:

* 50% after second anniversary and additional 50% after third anniversary, subject to certain conditions.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Giselle Hurwitz                                        January 15, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By:  Giselle Hurwitz
For: Harvey Dewan


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.